--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 333-57866

                          Honeywell International Inc.
  ----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            P.O. Box 4000, Morristown, New Jersey 07962; 973-455-2000
  ----------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Interests in the Data Instruments, Inc. Employee Stock Ownership Plan and Trust*
  ----------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
  ----------------------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ ]                  Rule 12h-3(b)(1)(I)   [ ]

          Rule 12g-4(a)(1)(ii)  [ ]                  Rule 12h-3(b)(1)(ii)  [ ]

          Rule 12g-4(a)(2)(i)   [ ]                  Rule 12h-3(b)(2)(I)   [ ]

          Rule 12g-4(a)(2)(ii)  [ ]                  Rule 12h-3(b)(2)(ii)  [ ]

                                                     Rule 15d-6            [X]

Approximate number of holders of record as of the certification or notice date:
Zero (0)

* Effective June 3, 2003, the Data Instruments, Inc. Employee Stock Ownership Plan and Trust was merged into the Honeywell Savings and Ownership Plan I.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Data Instruments, Inc. Employee Stock Ownership Plan and Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    Honeywell Savings and Ownership Plan I,
                                    as successor to the Data Instruments, Inc.
                                    Employee Stock Ownership Plan
                                    and Trust

Date:    June  28, 2004                  By   /s/ Thomas W. Weidenkopf
      ----------------------------            ------------------------
                                         Name:   Thomas W. Weidenkopf
                                         Title:  Senior Vice President Human
                                                 Resources and Communications